                                                Pursuant to Rule 424(b)(5)
                                                Under the Securities Act of 1933
                                                Registration No. 33-50503

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION + +OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN + +FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND DECLARED EFFECTIVE. + +THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO + +THE TIME THAT A FINAL PROSPECTUS SUPPLEMENT IS DELIVERED. THIS PROSPECTUS + +SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO + +SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF + +THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD + +BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS +
+OF ANY SUCH STATE.                                                            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED NOVEMBER 1, 1995

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 1, 1995)

[LOGO OF SONOCO PRODUCTS COMPANY APPEARS HERE]

SONOCO PRODUCTS COMPANY

$100,000,000

  % Debentures due November 1, 2010

Interest payable May 1 and November 1

ISSUE PRICE:    %

Interest on the Debentures is payable semiannually on May 1 and November 1 of each year, commencing May 1, 1996. The Debentures are not redeemable prior to maturity and will not be subject to any sinking fund. The Debentures will be represented by one or more Global Securities registered in the name of The De-pository Trust Company (the "Depositary") or its nominee. Interests in the Global Securities will be shown on and transfer thereof will be effected only through records maintained by the Depositary and its participants. Except as provided herein, the Debentures in definitive form will not be issued. See "De-scription of the Debentures."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-----------------------------------------------------------
               PRICE TO       UNDERWRITING   PROCEEDS TO
               PUBLIC (1)     DISCOUNT (2)   COMPANY (1)(3)
-----------------------------------------------------------
Per Debenture          %                %             %
-----------------------------------------------------------
Total          $              $              $
-----------------------------------------------------------

(1) Plus accrued interest from November 1, 1995.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated to be $    .

The Debentures are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the Debentures will be made on or about November , 1995 through the facilities of the Depositary, against payment therefor in same-day funds.

J.P. MORGAN SECURITIES INC.                                     CS FIRST BOSTON

November  , 1995

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY AND OUTSTANDING NOTES OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  All share and per share amounts herein have been restated to reflect a 5% stock dividend on June 9, 1995.

  No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate or any offer to sell or the solicitation of any offer to buy such securities in any circumstance in which such offer or solicitation is unlawful. Neither the delivery of the Prospectus Supplement or the Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

  The principal executive offices of Sonoco Products Company (the "Company") are located at One North Second Street, P.O. Box 160, Hartsville, South Carolina 29551-0160 (Telephone No. (803) 383-7000). As used herein, the "Company" includes the Company's consolidated subsidiaries unless the context requires otherwise.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT

The Company................................................................ S-3
Use of Proceeds............................................................ S-5
Capitalization............................................................. S-5
Selected Financial Information............................................. S-6
Description of the Debentures.............................................. S-7
Underwriting............................................................... S-9

                                  PROSPECTUS

Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
The Company................................................................   3
Use of Proceeds............................................................   3
Ratio of Earnings to Fixed Charges.........................................   3
Description of the Debt Securities.........................................   4
Plan of Distribution.......................................................  12
Experts....................................................................  13
Validity of the Debt Securities............................................  13

                                  THE COMPANY

  The Company, a South Carolina corporation founded in Hartsville, South Carolina in 1899, is a major global manufacturer of paperboard-based and plastic-based packaging products. The Company is also vertically integrated into paperboard production and recovered paper collection. The paperboard utilized in the Company's packaging products is produced substantially from recovered paper. The Company operates an extensive network of plants in the United States and has subsidiaries in Europe, Canada, Mexico, South America, Australia and Asia, and affiliates in Canada, Japan and France. The Company's business is organized by global product lines in order to leverage its U.S. customer base, to take advantage of synergies from its worldwide operations and to serve its customers worldwide in a timely manner and with consistent quality.

  The Company serves a wide variety of industrial and consumer markets. Industrial markets, which represented approximately 58% of the Company's sales in 1994, include paper manufacturers, chemical and pharmaceutical producers, textile manufacturers, automotive manufacturers, the wire and cable industry and the building and construction industry. Consumer markets, which represented approximately 42% of the Company's sales in 1994, include food and beverage processors, the personal and health care industries, supermarkets, retail outlets, household goods manufacturers and consumer electronics. The Company believes that it is a leading producer in most markets served.

  For financial reporting purposes, the Company divides its operations into three segments: Converted Products, Paper and International.

CONVERTED PRODUCTS

  The Converted Products segment manufactures fibre and plastic tubes, cores and cones--used primarily as industrial carriers; composite canisters--used to package a variety of products including frozen concentrates, snack foods, nuts, solid shortening, refrigerated dough, biscuits and pastries, powdered beverages, coffee, paints, cleansers and other products; caulking cartridges-- used for packaging adhesives and sealants; fibre drums, plastic drums and intermediate bulk containers--used for packaging a wide variety of products for bulk packaging; plastic bags--for the grocery and retail industries; agricultural mulch film; wood, plywood and metal reels--for the wire and cable industries; injection molded and extrusion plastics--including automotive components, plumbing parts and reel products; and protective packaging products--including solid fibre partitions, corner posts and engineered cushioned fibre.

  The October 1993 acquisition of Engraph, Inc., the Company's largest acquisition to date, added several new products to the Converted Products portfolio, including pressure-sensitive and extended-text labels; flexible packaging--for confectionery and other industries; screen process printing-- for the beverage and fleet graphics industries; and paperboard specialties-- including cartons, sleeves and blister packs.

  Converted Products is the largest of the Company's business segments with 1994 sales to unaffiliated customers of over $1.7 billion and operating profit (before unallocated corporate expense, interest income and interest expense) of $188.5 million. At December 31, 1994, the Converted Products segment had approximately 10,400 employees and identifiable assets of $1.1 billion.

  The Company believes it has several competitive advantages in the industrial and consumer Converted Products markets it serves. First, the Company sells many products within the Converted Products segment globally. As a result, the Company believes it has the capability to respond effectively to customers seeking national or international supply agreements. Secondly, the Company believes its technological leadership, reputation for quality and vertical integration have enabled the Company to coordinate its product development and global expansion with the rapidly changing needs of its major customers, who demand high quality, state of the art and environmentally compatible packaging. Thirdly, the Company and its customers have jointly developed international standards to reduce costs and increase quality. Finally, the Company believes that its strategy of vertical integration increases its control over the availability and quality of raw materials used in its products.

PAPER

  The Paper segment includes the Company's domestic production of uncoated cylinder paperboard and corrugating medium, as well as the recovered paper collection and processing operations. The primary objective of the Paper segment is to provide a high-quality, cost-effective source of paperboard for the Company's Converted Products operations. The Company believes the Paper segment is one of the world's largest producers of uncoated recycled cylinder paperboard and that it is among the five largest consumers of recovered paper in the world.

  In 1994, total Paper segment revenue was $331 million and operating profit was $64.5 million. Approximately $203.6 million or 61.5% of the Company's Paper segment sales were to the Company's paperboard-based Converted Products units. The remaining $127.4 million or 38.5% of Paper segment sales, primarily corrugating medium and specialty grade papers, were to unaffiliated customers. The Company sells its corrugating medium production to a single customer under a long term agreement, which expires in 2010. Revenues in 1994 under this agreement were approximately $46 million.

  The primary raw material used in the production of the Company's uncoated cylinder paperboard is recovered paper. Approximately 98% of the recovered paper consumed by the Company is obtained through its recovered paper collection subsidiary, Paper Stock Dealers, Inc., and from recovered paper collection sites at the Company's plants.

  At December 31, 1994, the Paper segment had approximately 1,600 employees and identifiable assets of $157.4 million. The Company believes the Paper segment affords to the Company's other segments competitive advantages of control over quality and availability of base product stock at a competitive price.

INTERNATIONAL

  The International segment includes all operations outside the United States. The Company has operated internationally since 1923 and today operates through subsidiaries and affiliates in 28 countries, including the European Community (United Kingdom, France and Germany), Canada, Latin America (Mexico, Colombia, Venezuela and Brazil), and Pacific/Asia (Australia, New Zealand, Thailand, Malaysia, Singapore and Taiwan), essentially serving the same industrial and consumer markets as its domestic operations. The Company believes it is the largest supplier of tubes and cones in Europe, Canada, Mexico and Australia.

  In 1994, the International segment reported sales to unaffiliated customers of $431.2 million and an operating profit of $15.7 million. At December 31, 1994, the International segment had approximately 4,700 employees and identifiable assets of $405.6 million.

  Having operated internationally for over 70 years, the International segment has been important in the Company's ability to serve and retain many of its customers that have international packaging requirements. The Company considers its ability to serve its customers worldwide in a timely, consistent and cost-effective manner to be a competitive advantage. The Company expects its international activities to provide an increasing portion of its future growth.

ACQUISITION STRATEGY

  Acquisitions and business combinations have been, and are expected to continue to be, an important part of the Company's strategy for growth and its ability to service customer needs. The Company continually evaluates acquisition opportunities and frequently conducts due diligence activities and enters into negotiations in connection with possible acquisitions. The Company is currently conducting such negotiations and has submitted bids with respect to several small acquisition opportunities. The Company expects to acquire additional companies with market and technology positions that provide meaningful opportunities in industrial and consumer markets, and possibly may dispose of operations, when consistent with its overall goals and strategies.

  During the first six months of 1995, the Company completed several acquisitions at a total cost of approximately $50 million in cash, including the purchase of an Edinburgh, Indiana flexible packaging plant from Hargro Flexible Packaging Corporation and the purchase of the remaining 50% interest in the CMB-Sonoco joint venture which manufactures composite containers in the United Kingdom and France. These acquisitions are expected to add approximately $90 million in sales annually. Since the end of the second quarter 1995, the Company has completed acquisitions which are expected to add approximately $50 million in sales annually.

                                USE OF PROCEEDS

  The purpose of the offering of the Debentures is to lengthen the maturities of the Company's indebtedness. Accordingly, the Company will apply the net
proceeds from the sale of the Debentures (estimated at $     ) to the
reduction of outstanding commercial paper obligations. Such commercial paper obligations were incurred for general corporate purposes and at October 31, 1995 bore interest at an average rate of 5.77%. The Company expects to incur additional commercial paper and other debt obligations from time to time for general corporate purposes, including working capital, capital expenditures and possible acquisitions.

                                CAPITALIZATION

  The following table sets forth the historical consolidated capitalization of the Company at July 2, 1995 as adjusted for the issuance of the Debentures offered hereby.

                                                        AT JULY 2,      AS
                                                           1995      ADJUSTED
                                                        ----------  ----------
                                                             (DOLLARS IN
                                                             THOUSANDS)
SHORT-TERM DEBT (INCLUDING CURRENT MATURITIES OF LONG-
 TERM DEBT)...........................................  $   69,287  $   69,287
                                                        ==========  ==========
LONG-TERM DEBT (EXCLUDING CURRENT MATURITIES):
  Commercial paper supported by long-term bank facili-
   ties...............................................  $  258,000  $  158,000
  9.20% Notes due August 1, 2021......................      99,917      99,917
  5 7/8% Notes due November 1, 2003...................      99,438      99,438
  5.49% Notes due April 15, 2000......................      75,000      75,000
  6.125% Notes due June 1, 2025.......................      34,427      34,427
  Other long-term debt................................      34,803      34,803
  The Debentures offered hereby.......................         --      100,000
                                                        ----------  ----------
TOTAL LONG-TERM DEBT..................................     601,585     601,585
                                                        ==========  ==========
SHAREHOLDERS' EQUITY:
  Convertible preferred stock.........................     172,500     172,500
  Common stock........................................       7,175       7,175
  Capital in excess of stated value...................     171,831     171,831
  Translation of foreign currencies...................     (42,054)    (42,054)
  Retained earnings...................................     643,021     643,021
  Treasury shares at cost.............................     (66,045)    (66,045)
                                                        ----------  ----------
TOTAL SHAREHOLDERS' EQUITY............................     886,428     886,428
                                                        ----------  ----------
TOTAL LONG-TERM DEBT AND SHAREHOLDERS' EQUITY.........  $1,488,013  $1,488,013
                                                        ==========  ==========

                        SELECTED FINANCIAL INFORMATION

  The selected consolidated financial data presented below for each of the five years in the period ended December 31, 1994 have been derived from the consolidated financial statements of the Company, which statements have been audited by Coopers & Lybrand L.L.P., independent public accountants. The data for the six months ended July 2, 1995 and July 3, 1994 have been derived from the unaudited consolidated financial statements of the Company for such periods and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to state fairly the information included therein in accordance with generally accepted accounting principles for interim financial information. The data should be read in conjunction with the related notes and other financial information included and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 2, 1995, incorporated by reference herein. Results for the three months and six months ended July 2, 1995 are not necessarily indicative of results for any other interim period or for the year as a whole. Due to acquisitions and dispositions, data may not be comparable from year to year.

                            AT OR FOR THE SIX
                              MONTHS ENDED                  AT OR FOR THE YEARS ENDED DECEMBER 31,
                          ----------------------  ---------------------------------------------------------------
                           JULY 2,     JULY 3,
                             1995        1994        1994        1993        1992        1991        1990
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                               (UNAUDITED)
                                            (DOLLARS IN THOUSANDS EXCEPT PER SHARE)
INCOME STATEMENT DATA:
Sales...................  $1,336,868  $1,101,763  $2,300,127  $1,947,224  $1,838,026  $1,697,058  $1,669,142
Operating costs and
 expenses:
 Cost of sales..........   1,045,522     866,160   1,803,427   1,525,671   1,451,252   1,348,489   1,307,421
 Selling, general and
  administrative........     140,557     119,371     252,307     209,309     189,823     180,054     173,850
 Restructuring charges..                                                      42,000                  75,000
 Unusual items(1).......                                         (5,800)                  (8,525)
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Operating income........     150,789     116,232     244,393     218,044     154,951     177,040     112,871
Interest expense........      20,337      17,572      35,861      31,154      30,364      28,186      28,073
Interest income.........      (1,690)       (921)     (2,398)     (6,017)     (6,416)     (6,870)     (2,196)
Taxes on income.........      51,900      38,800      82,500      75,200      51,800      63,600      43,934
Equity in earnings of
 affiliates.............      (1,408)       (155)     (1,419)     (1,127)     (2,048)     (2,681)     (7,308)
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income before cumulative
 effect of changes in
 accounting principles..      81,650      60,936     129,849     118,834      81,251      94,805      50,368
Cumulative effect of
 changes in accounting
 for post-retirement
 benefits and income
 taxes..................                                                     (37,892)
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income..............      81,650      60,936     129,849     118,834      43,359      94,805      50,368
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Preferred dividends.....      (3,882)    (3,882)      (7,763)     (1,264)
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income available to
 common shareholders....  $   77,768  $   57,054  $  122,086  $  117,570  $   43,359  $   94,805  $   50,368
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Per Common Share(2)
 Income before
  cumulative effect of
  changes in accounting
  principles............  $     0.85  $     0.63  $     1.34  $     1.28  $     0.89  $     1.05  $     0.55
 Cumulative effect of
  changes in accounting
  for postretirement
  benefits and income
  taxes.................                                                       (0.41)
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Net income available to
  common shareholders:
  Assuming no dilution..  $     0.85  $     0.63  $     1.34  $     1.28  $     0.48  $     1.05  $     0.55
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
  Assuming full
   dilution.............  $     0.81  $     0.61  $     1.31  $     1.26  $     0.47  $     1.04  $     0.55
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
 Dividends..............  $     0.28  $     0.26  $     0.53  $     0.51  $     0.47  $     0.44  $     0.43
CASH FLOW DATA:
Net cash provided by
 operating
 activities(3)..........  $   91,068  $   94,646  $  219,515  $  162,844  $  157,412  $  156,482  $  187,914
Purchase of property,
 plant and equipment
 (excluding
 acquisitions)..........      84,667      54,067     126,746     115,596     109,305      90,557     117,618
BALANCE SHEET DATA:
Net working capital.....  $  301,481  $  228,138  $  222,068  $  209,932  $  152,478  $  163,860  $  184,066
Property, plant and
 equipment..............     816,349     752,877     763,109     737,154     614,018     580,787     562,591
Total assets............   2,065,485   1,810,839   1,835,053   1,707,125   1,246,531   1,135,940   1,113,594
Long-term debt,
 excluding current
 portion................     601,585     505,881     487,959     455,262     240,982     227,528     279,135
Shareholders' equity....     886,428     807,575     832,218     788,364     561,890     562,306     512,828
Total capitalization....   1,488,013   1,313,456   1,320,177   1,243,626     802,872     789,834     791,963
Ratio of earnings to
 fixed charges(4).......       6.22x       5.48x       5.64x       5.79x       4.44x       5.41x       3.39x

-------
(1) Included in unusual items in 1993 and 1991 are gains on the sale of Sonoco Graham. The 1993 gain from the early repayment of a note issued in connection with the sale was partially offset by charges for refinancing debt related to the Engraph acquisition and various other unusual items.
(2) Per share data adjusted to reflect a 5% common stock dividend on June 9, 1995, and a two-for-one stock split effective on June 10, 1993.
(3) This item consists of net income, adjusted for non-cash items, changes in working capital and changes in other operating assets and liabilities.
(4) For purposes of these calculations, "earnings" consist of income from operations before income taxes and fixed charges (excluding capitalized interest, if any). Fixed charges consist of interest on all indebtedness and that portion of rental expense considered to be representative of the interest factor.

RECENT RESULTS

  The Company's sales for the quarter ended October 1, 1995 were $687.0 million compared with $591.2 million for the quarter ended October 2, 1994. The sales increase was largely the result of higher selling prices implemented earlier in the year to offset increasing raw material costs, especially recovered paper. Operating income was $77.6 million for the third quarter of 1995 compared with $61.5 million in 1994. Net income available to common shareholders for the quarter was $38.7 million compared with $30.6 million last year. Earnings per share (assuming no dilution) were $.43 compared with third quarter 1994 earnings of $.33 per share. Earnings per share (assuming full dilution) were $.41 compared with third quarter 1994 earnings of $.33 per share.

  Sales for the first nine months of 1995 were $2,023.9 million compared with $1,692.9 million for the same period in 1994. The increase in sales was largely the result of both volume gains earlier in the year and the selling price increases noted above. Operating income was $228.4 million compared with $177.7 million during the same period last year. Net income available to common shareholders for the first nine months of 1995 was $116.5 million compared with $87.6 million in 1994. Earnings per share (assuming no dilution) were $1.28 compared with $.96 for the nine month period in 1994. Earnings per share (assuming full dilution) were $1.22 compared with $.94 for the same nine month period in 1994.

  Data for the three months and nine months ended October 1, 1995 and October 2, 1994 have been derived from the unaudited consolidated financial statements of the Company for such periods and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to state fairly the information included therein in accordance with generally accepted accounting principles for interim financial information.

                         DESCRIPTION OF THE DEBENTURES

  The following description of the particular terms of the Debentures offered hereby (referred to in the Prospectus as "Offered Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

  The Debentures will be limited to $100,000,000 aggregate principal amount and will mature on November 1, 2010. The Debentures will bear interest at % per annum from November 1, 1995 or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually on May 1 and November 1 of each year, commencing May 1, 1996, to the persons in whose names the Debentures are registered at the close of business on the April 15 or October 15, as the case may be, next preceding such interest payment date.

  Sections 403 and 1010 of the Indenture dated as of June 15, 1991 (the "Indenture"), relating respectively to defeasance and discharge of obligations in respect of Debt Securities and defeasance of certain covenants, will apply to the Debentures. See "Description of the Debt Securities--Defeasance of Offered Debt Securities or Certain Covenants in Certain Circumstances" in the Prospectus.

  The Debentures will not be redeemable prior to maturity and will not be subject to any sinking fund.

BOOK-ENTRY SYSTEM

  Upon issuance, the Debentures will be represented by a Global Security deposited with, or on behalf of, the Depositary. The Global Security representing the Debentures will be registered in the name of a nominee of the Depositary. Except under the circumstances described in the accompanying Prospectus under "Description of the Debt Securities--Book-Entry Securities," the Debentures will not be issuable in definitive form. So long as the Debentures are represented by a Global Security, the Depositary's nominee will be considered the sole owner or holder of the Debentures for all purposes under the Indenture, and the beneficial owners of the Debentures will be entitled only to those rights and benefits afforded to them in accordance with the Depositary's regular operating procedures. See "Description of the Debt Securities--Book-Entry Securities" in the Prospectus.

  The Company expects that the Depositary, upon receipt of any payment of principal, premium or interest on the Debentures represented by a Global Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

  The Depositary has advised the Company and the Underwriters as follows: the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to other entities, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant either directly or indirectly.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Debentures will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made in immediately available funds.

  Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Debentures will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Debentures will therefore be required by the Depositary to be settled in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Debentures.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof, the Company has agreed to sell to each of the Underwriters named below severally, and each of the Underwriters has severally agreed to purchase, the principal amount of the Debentures set forth opposite its name below:

                                                                    PRINCIPAL
                                                                    AMOUNT OF
     UNDERWRITERS                                                   DEBENTURES
     ------------                                                  ------------
     J.P. Morgan Securities Inc................................... $ 50,000,000
     CS First Boston Corporation..................................   50,000,000
                                                                   ------------
         Total.................................................... $100,000,000
                                                                   ============

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are obliged to take and pay for all of the Debentures offered hereby if any are taken.

  The Underwriters initially propose to offer the Debentures directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of % of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a concession not in excess of % of the principal amount of the Debentures to certain other dealers. After the initial public offering, the public offering price and such concessions may from time to time be changed.

  The Debentures are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments which the Underwriters may be required to make in respect thereof.

  In the ordinary course of their respective businesses, J.P. Morgan Securities Inc. and CS First Boston Corporation have provided, and in the future may provide, investment banking services for the Company. Additionally, in the ordinary course of their respective businesses, affiliates of J.P. Morgan Securities Inc. have provided, and in the future may provide, commercial banking services for the Company. J.P. Morgan Securities Inc. acts as a dealer for the Company's commercial paper program.

PROSPECTUS


[LOGO OF SONOCO PRODUCTS COMPANY APPEARS HERE]

SONOCO PRODUCTS COMPANY

Debt Securities

Sonoco Products Company (the "Company") may offer from time to time, in one or more series, non-convertible debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness (the "Debt Securities") with an aggregate initial public offering price of up to U.S. $100,000,000, or the equivalent thereof in any other currency or composite currency, on terms to be determined at the time of sale. The specific terms of the Debt Securities, in-cluding, where applicable, the designation, aggregate principal amount, denomi-nations, purchase price, maturity, interest rate (which may be fixed or vari-able), and time of payment of interest, if any, currency of payment, any terms for mandatory or optional redemption, any terms for sinking fund payments, any listing on a securities exchange and any other specific terms in connection with the sale of the Debt Securities in respect of which this Prospectus is be-ing delivered will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement").

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Debt Securities may be offered directly, through agents designated from time to time, through dealers or through underwriters also to be designated. See "Plan of Distribution." The names of any such agents, dealers or underwrit-ers will be set forth in the accompanying Prospectus Supplement.

The date of this Prospectus is November 1, 1995

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR IN ANY PROSPECTUS SUPPLEMENT IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY DEBT SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), all of which may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

  This Prospectus does not contain all of the information set forth in the Registration Statement on Form S-3, of which this Prospectus is a part, and exhibits thereto (together with all amendments thereto, the "Registration Statement"), which the Company has filed with the Commission under the Securities Act of 1933 (the "Securities Act"), certain portions of which have been omitted pursuant to the rules and regulations of the Commission, and to which reference is hereby made for further information.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company incorporates herein by reference the following documents, which also have been filed with the Commission:

  (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1994 filed on March 30, 1995 and the amendment thereto on Form 10-K/A filed on June 29, 1995;

  (b) the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended April 2, 1995 and July 2, 1995 filed on May 16, 1995 and August 15, 1995, respectively; and

  (c) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Debt Securities.

  Any statement contained herein, in the Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein, in the Prospectus Supplement or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

  THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS THAT HAVE BEEN OR MAY BE INCORPORATED HEREIN BY REFERENCE (NOT INCLUDING EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). REQUESTS SHOULD BE DIRECTED TO: CHARLES J. HUPFER, TREASURER, SONOCO PRODUCTS COMPANY, P.O. BOX 160, HARTSVILLE, SOUTH CAROLINA 29551-0160 (TELEPHONE: (803) 383-
7000).

                                  THE COMPANY

  The Company, a South Carolina corporation founded in Hartsville, South Carolina in 1899, is a major global manufacturer of paperboard-based and plastic-based packaging products. The Company is also vertically integrated into paperboard production and recovered paper collection. The paperboard utilized in the Company's packaging products is produced substantially from recovered paper. The Company operates an extensive network of plants in the United States and has subsidiaries in Europe, Canada, Mexico, South America, Australia and Asia, and affiliates in Canada, Japan and France. The Company's principal executive offices are located at One North Second Street, P.O. Box 160, Hartsville, South Carolina 29551-0160 (Telephone No. (803) 383-7000).

                                USE OF PROCEEDS

  Except as may be set forth in the Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Debt Securities for general corporate purposes, including working capital, capital expenditures and the repayment or reduction of bank indebtedness and commercial paper obligations.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the Company's ratio of earnings to fixed charges for the periods indicated.

                         SIX MONTHS   YEARS ENDED DECEMBER 31,
                             ENDED    ----------------------------
                         JULY 2, 1995 1994  1993  1992  1991  1990
                         ------------ ----  ----  ----  ----  ----
Ratio of Earnings to
 Fixed Charges..........     6.22x    5.64x 5.79x 4.44x 5.41x 3.39x

For purposes of these calculations, "earnings" consist of income from operations before income taxes and fixed charges (excluding capitalized interest, if any). Fixed charges consist of interest on all indebtedness and that portion of rental expense considered to be representative of the interest factor.

                      DESCRIPTION OF THE DEBT SECURITIES

  The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which the Prospectus Supplement will relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general provisions may not apply thereto will be described in the Prospectus Supplement relating to such Offered Debt Securities.

  The Debt Securities are to be issued under an Indenture, dated as of June 15, 1991 (the "Indenture"), between the Company and Wachovia Bank of North Carolina, National Association, as Trustee (the "Trustee"), a form of which is incorporated by reference into the Registration Statement. The following summary of certain provisions of the Debt Securities and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Whenever particular provisions or defined terms in the Indenture are referred to herein, such provisions or defined terms are incorporated by reference herein. Section references used herein are references to the Indenture.

GENERAL

  The Debt Securities will be unsecured obligations of the Company and will rank on a parity with all other currently outstanding unsecured and unsubordinated indebtedness of the Company.

  The Debt Securities of any series may be issued in definitive form or, if provided in the Prospectus Supplement relating thereto, may be represented in whole or in part by a permanent global Security or Securities, which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary"), and registered in the name of the Depositary's nominee. Each Debt Security represented by a permanent global Security is referred to herein as a "Book-Entry Security."

  The Indenture does not limit the amount of Debt Securities or of any particular series of Offered Debt Securities that may be issued thereunder or otherwise and provides that Debt Securities may be issued thereunder from time to time in one or more series.

  Reference is made to the Prospectus Supplement relating to the particular series of Offered Debt Securities offered thereby for the following terms or additional provisions of the Offered Debt Securities: (i) the title of the Offered Debt Securities; (ii) any limit on the aggregate principal amount of the Offered Debt Securities; (iii) the price (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (iv) the date or dates on which the principal of the Offered Debt Securities will be payable; (v) the rate or rates (which may be fixed or variable) per annum at which the Offered Debt Securities will bear interest, if any, or the method of determination of such rate or rates; (vi) the date or dates from which such interest, if any, on the Offered Debt Securities will accrue or the method of determination of such date or dates, the dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence, and the regular record dates for such interest payment dates, if any; (vii) the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company; (viii) the obligation, if any, of the Company to redeem or purchase Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder, and the periods within, the prices at, and the terms and conditions upon which such Offered Debt Securities shall be redeemed or purchased; (ix) if other than the principal amount thereof, the amount of Offered Debt Securities which shall be payable upon declaration of acceleration of the maturity thereof; (x) if other than U.S. dollars, the currency (including composite currencies) in which payment of principal of (and premium, if any) and/or interest on the Offered Debt Securities shall be payable; (xi) any currency (including composite currencies) other than the stated currency of the Offered Debt Securities in which the principal of (and premium, if any) and/or interest on the Offered Debt Securities may, at the election of the Company or the Holders, be payable, and the periods within which, and terms and conditions upon which, such election may be made; (xii) if the amount of payments of principal of (and premium, if any) and/or interest on the Offered Debt Securities may be determined with reference to an index based on a currency (including composite currencies) other than the stated currency of the Debt Securities, the manner in which such amounts shall be determined; (xiii) the right of the Company, if any, to defease the Offered Debt Securities or certain covenants under the Indenture; (xiv) whether any of the Offered Debt Securities shall be Book-Entry Securities and, in such case, the Depositary for such Book-Entry Securities; and (xv) any other terms relating to the Offered Debt Securities (which are not inconsistent with the Indenture). (Section 301)

  Unless otherwise provided and except with respect to Book-Entry Securities, principal of and premium, if any, and interest, if any, on the Debt Securities will be payable, and the transfer of the Debt Securities will be registrable, at the Corporate Trust Office of the Trustee, except that, at the option of the Company, interest may be paid by mailing a check to, or by wire transfer to, the Holders of record entitled thereto. (Sections 301 and 305)

  For a description of payments of principal of, premium, if any, and interest on, and transfer of, Book-Entry Securities, and exchanges of permanent global Securities representing Book-Entry Securities, see "Book-Entry Securities."

  Unless otherwise indicated in the Prospectus Supplement relating thereto and except with respect to Book-Entry Securities, the Debt Securities will be issued only in fully registered form without coupons and in denominations of $1,000 or any multiple thereof. No service charge will be made for any registration of transfer or exchange of the Offered Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 301, 302 and
305)

  Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Security" means any security which provides for the declaration of acceleration of the maturity of an amount less than the principal amount thereof upon the occurrence of an Event of Default and the continuation thereof. (Section 101)

  In the case of a Debt Security denominated in a foreign currency, a state court in the State of New York rendering a judgment on such Security would be required under Section 27 of the New York Judiciary Law to render such judgment in the foreign currency in which the Debt Security is denominated, and such judgment would be converted into United States dollars at the exchange rate prevailing on the date of entry of the judgment.

CERTAIN COVENANTS OF THE COMPANY

 Restriction on Liens

  The Indenture provides that, so long as any Debt Securities are Outstanding, the Company will not issue, assume or guarantee, and will not permit any Domestic Subsidiary to issue, assume or guarantee, any Indebtedness which is secured by a mortgage, pledge, security interest, lien or encumbrance (any mortgage, pledge, security interest, lien or encumbrance being hereinafter referred to as a "lien" or "liens") of or upon any assets, whether now owned or hereafter acquired, of the Company or any such Domestic Subsidiary without effectively providing that the Debt Securities (together with, if the Company shall so determine, any other Indebtedness of the Company ranking equally with the Debt Securities) shall be equally and ratably secured by a lien ranking ratably with and equal to (or at the Company's option, prior to) such secured Indebtedness; provided, however, that the foregoing restriction shall not apply to (a) liens on any assets of any corporation existing at the time such corporation becomes a Domestic Subsidiary; (b) liens on any assets existing at the time of acquisition of such assets by the Company or a Domestic Subsidiary, or liens to secure the payment of all or any part of the purchase price of such assets upon the acquisition of such assets by the Company or a Domestic Subsidiary or to secure any Indebtedness incurred, assumed or guaranteed by the Company or a Domestic Subsidiary prior to, at the time of, or within 180 days after such acquisition (or in the case of real property, the completion of construction (including any improvements on an existing asset) or commencement of full operation of such asset, whichever is later) which Indebtedness is incurred, assumed or guaranteed for the purpose of financing all or any part of the purchase price thereof or, in the case of real property, construction or improvements thereon; provided, however, that in the case of any such acquisition, construction or improvement, the lien shall not apply to any assets theretofore owned by the Company or a Domestic Subsidiary, other than, in the case of any such construction or improvement, any real property on which the property so constructed, or the improvement, is located; (c) liens on any assets to secure Indebtedness of a Domestic Subsidiary to the Company or to any wholly owned Domestic Subsidiary; (d) liens on any assets of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Domestic Subsidiary or at the time of a purchase, lease or other acquisition of the assets of a corporation or firm as an entirety or substantially as an entirety by the Company or a Domestic Subsidiary; (e) liens on any assets of the Company or a Domestic Subsidiary in favor of the United States or any State thereof, or any department, agency or instrumentality or political subdivision of the United States or any State thereof, or in favor of any other country, or any political subdivision thereof, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any Indebtedness incurred or guaranteed for the purpose of financing all or any part of the purchase price (or, in the case of real property, the cost of construction) of the assets subject to such liens (including, but not limited to, liens incurred in connection with pollution control, industrial revenue or similar financings); (f) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any lien referred to in the foregoing clauses (a) to (e), inclusive; provided, however, that the principal amount of Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the assets which secured the lien so extended, renewed or replaced (plus improvements and construction on real property); (g) liens not permitted by clauses (a) through (f) above if at the time of, and after giving effect to, the creation or assumption of any such lien, the aggregate amount of all Indebtedness of the Company and its Domestic Subsidiaries secured by all such liens not so permitted by clauses (a) through (f) above together with the Attributable Debt in respect of Sale and Lease-Back Transactions permitted by the Indenture do not exceed 10% of Consolidated Net Tangible Assets. (Section
1008)

 Restriction on Sale and Lease-Back Transactions

  The Indenture further provides that the Company will not, and will not permit any Domestic Subsidiary to, enter into any arrangement with any person providing for the leasing by the Company or a Domestic Subsidiary of any property or assets, other than any such arrangement involving a lease for a term, including renewal rights for not more than 3 years, whereby such property or asset has been or is to be sold or transferred by the Company or any Domestic Subsidiary to such person (herein referred to as a "Sale and Lease-Back Transaction"), unless (a) the Company or such Domestic Subsidiary would, at the time of entering into a Sale and Lease-Back Transaction, be entitled to incur Indebtedness secured by a lien on the property or asset to be leased in an amount at least equal to the Attributable Debt in respect of such Sale and Lease-Back Transaction without equally and ratably securing the Debt Securities pursuant to the Indenture; or (b) the proceeds of the sale of the property or assets to be leased are at least equal to the fair value of such property or assets (as determined by the Board of Directors of the Company) and an amount equal to the net proceeds from the sale of the property or assets so leased is applied, within 180 days of the effective date of any such Sale and Lease-Back Transaction, to the purchase or acquisition (or, in the case of property, the construction) of property or assets or to the retirement (other than at maturity or pursuant to a mandatory sinking fund or redemption provision) of Debt Securities or of Funded Indebtedness of the Company or a consolidated Domestic Subsidiary ranking on a parity with or senior to the Debt Securities. (Section 1009)

 Applicability of Covenants

  Any series of Debt Securities may provide that any one or more of the covenants described above shall not be applicable to the Securities of such series. (Section 1010)

 Certain Definitions (Section 101)

  "Attributable Debt", when used in connection with a Sale and Lease-Back transaction referred to above, shall mean, as of any particular time, the aggregate of present values (discounted at a rate per annum equal to the average interest borne by all Outstanding Debt Securities determined on a weighted average basis and compounded semi-annually) of the obligations of the Company or any Subsidiary for net rental payments during the remaining term of all leases (including any period for which such lease has been extended or may, at the option of the lessor, be extended). The term "net rental payments" under any lease of any period shall mean the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, reconstruction, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, reconstruction, insurance, taxes, assessments, water rates or similar charges.

  "Consolidated Net Tangible Assets" means at any date, the total assets appearing on the most recently prepared consolidated balance sheet of the Company and the Subsidiaries as of the end of a fiscal quarter of the Company, prepared in accordance with generally accepted accounting principles at the time of calculation, less (a) all current liabilities as shown on such balance sheet and (b) intangible assets. "Intangible assets" means the value (net of any applicable reserves), as shown on or reflected in such balance sheet of:
(i) all trade names, trademarks, licenses, patents, copyrights and goodwill;
(ii) organizational costs; and (iii) deferred charges (other than prepaid items such as insurance, taxes, interest, commissions, rents and similar items and tangible assets being amortized); but in no event shall the term "intangible assets" include product development costs.

  "Domestic Subsidiary" means any Subsidiary (a) incorporated under the laws of the United States or any state, territory or possession thereof, or the Commonwealth of Puerto Rico, (b) the operations of which are substantially conducted in the United States or its territories or possessions, or in the Commonwealth of Puerto Rico, or (c) a substantial portion of the assets of which are located in the United States or its territories or possessions or in the Commonwealth of Puerto Rico. A "wholly owned Domestic Subsidiary" is any Domestic Subsidiary of which all Outstanding securities having the voting power to elect the Board of Directors of such Domestic Subsidiary (irrespective of whether or not at the time securities of any other class or classes of such Domestic Subsidiary shall have or might have voting power by reason of the happening of any contingency) are at the time directly or indirectly owned or controlled by the Company, or by one or more wholly owned Domestic Subsidiaries, or by the Company and one or more wholly owned Domestic Subsidiaries.

  "Funded Indebtedness" means any Indebtedness maturing by its terms more than one year from the date of the determination thereof, including any Indebtedness renewable or extendible at the option of the obligor to a date later than one year from the date of the determination thereof.

  "Indebtedness" means (i) all obligations for borrowed money, (ii) all obligations evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations in respect of letters of credit or bankers acceptances or similar instruments (or reimbursement obligations with respect thereto), (iv) all obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (v) all obligations as lessee which are capitalized in accordance with generally accepted accounting principles at the time of calculation, and
(vi) all Indebtedness of others guaranteed by the Company or any of its subsidiaries or for which the Company or any of its subsidiaries is otherwise responsible or liable (whether by agreement to purchase indebtedness of, or to supply funds or to invest in, others).

  "Subsidiary" means any corporation of which at least a majority of Outstanding securities having the voting power to elect a majority of the Board of Directors of such corporation (irrespective of whether or not at the time securities of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by the Company, or by one or more of the Subsidiaries, or by the Company and one or more Subsidiaries.

EVENTS OF DEFAULT

  An Event of Default with respect to the Debt Securities of any series is defined in the Indenture as: (a) default in payment of principal of or premium, if any, on any Debt Security of that series at maturity; (b) default for 30 days in payment of interest on any Debt Security of that series; (c) default in the deposit of any sinking fund payment when due in respect of that series; (d) failure by the Company in the performance of any other of the covenants or warranties in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of a series of Debt Securities other than that series) continued for 60 days after due notice by the Trustee or by Holders of at least 10% in principal amount of the Outstanding Debt Securities of that series; (e) a default under any bond, debenture, note or other evidence of the Indebtedness of the Company (including a default with respect to Debt Securities of any series other than that series) or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Company (including this Indenture), whether such Indebtedness now exists or shall hereafter be created, which default shall constitute a failure to pay such Indebtedness in a principal amount in excess of $10 million when due and payable at final maturity after the expiration of any applicable grace period with respect thereto or shall have resulted in such Indebtedness in a principal amount in excess of $10 million becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such Indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 15 days after there shall have been given, by overnight mail or other same day or overnight delivery service which can provide evidence of delivery, to the Company by the Trustee, or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities of that series, a written notice specifying such default and requiring the Company to cause such Indebtedness to be discharged or cause such acceleration to be rescinded or annulled and stating that such notice is a Notice of Default under the Indenture; (f) certain events of bankruptcy, insolvency or reorganization of the Company; and (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

  The Indenture provides that, if any Event of Default with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Debt Securities as may be specified in the terms thereof) of all Debt Securities of that series to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or premium, if any, or interest, if any, on the Debt Securities of that series and certain other specified defaults) may be waived by the Holders of a majority in principal amount of the Outstanding Debt Securities of that series on behalf of the Holders of all Debt Securities of that series. (Sections 502 and 513)

  Reference is made to the Prospectus Supplement relating to each series of Outstanding Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

  The Indenture provides that the Trustee will, within 90 days after the occurrence of a default with respect to Debt Securities of any series at the time Outstanding, give to the Holders of the Outstanding Debt Securities of that series notice of such default known to it if uncured or not waived, provided that, except in the case of default in the payment of principal of or premium, if any, or interest on any Debt Security of that series, or in the deposit of any sinking fund payment which is provided, the Trustee will be protected in withholding such notice if the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of the Outstanding Debt Securities of such series; and, provided further, that such notice shall not be given until 30 days after the occurrence of a default with respect to Outstanding Debt Securities of any series in the performance of a covenant in the Indenture other than for the payment of the principal of or premium, if any, or interest on any Debt Security of such series or the deposit of any sinking fund payment with respect to the Debt Securities of such series. The term default with respect to any series of Outstanding Debt Securities for the purpose only of this provision means the happening of any of the Events of Default specified in the Indenture and relating to such series of Outstanding Debt Securities, excluding any grace periods and irrespective of any notice requirements. (Section 602)

  The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the Holders of any series of Outstanding Debt Securities before proceeding to exercise any right or power under the Indenture at the request of the Holders of such series of Debt Securities. (Section 603) The Indenture provides that the Holders of a majority in principal amount of Outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or other power conferred on the Trustee, with respect to the Debt Securities of such series provided that the Trustee may decline to act if such direction is contrary to law or the Indenture. In the case of Book-Entry Securities, the Indenture requires the Trustee to establish a record date for purposes of determining which Holders are entitled to join in such direction. (Section 512)

  The Indenture includes a covenant that the Company will file annually with the Trustee a certificate of no default. (Section 1004)

MODIFICATION OF THE INDENTURE AND WAIVER OF COVENANTS

  Modifications and amendments may be made by the Company and the Trustee to the Indenture, without the consent of any Holder of any Debt Security of any series, to add covenants and Events of Default, and to make provisions with respect to other matters and issues arising under the Indenture, provided that any such provision does not adversely affect the rights of the Holders of Debt Securities of any series (Section 901).

  The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than 66 2/3% in principal amount of Outstanding Debt Securities of each series affected thereby, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the Holders of Outstanding Debt Securities of such series, except that no such supplemental indenture may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity, or reduce the principal amount, the premium, if any, thereon or the rate of payment of interest thereon, of any Debt Security of any series, (b) reduce the aforesaid percentage of Outstanding Debt Securities of any series, the consent of the Holders of which is required for any supplemental indenture or for waiver of compliance with certain provisions of the Indenture or certain defaults thereunder or (c) effect certain other changes. (Section 902) The Indenture also permits the Company to omit compliance with certain covenants in the Indenture with respect to Debt Securities of any series upon waiver by the Holders of not less than 66 2/3% in principal amount of Outstanding Debt Securities of such series. (Section 1011)

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Indenture contains a provision permitting the Company, without the consent of the Holders of any of the Outstanding Debt Securities under the Indenture, to consolidate with or merge into any other corporation or transfer or lease its assets substantially as an entirety to any person provided that:
(i) the successor is a corporation organized under the laws of any United States domestic jurisdiction; (ii) the successor corporation assumes the Company's obligations on the Debt Securities and under the Indenture; (iii) after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have happened and be continuing; and (iv) certain other conditions are met. (Sections 801 and 802)

BOOK-ENTRY SECURITIES

  The following description of Book-Entry Securities will apply to any series of Debt Securities issued in whole or in part in the form of a permanent global Security or Securities except as otherwise provided in the Prospectus Supplement relating thereto.

  Upon issuance, all Book-Entry Securities of like tenor and having the same date of original issue will be represented by one or more permanent global Securities. Each permanent global Security representing Book-Entry Securities will be deposited with, or on behalf of, the Depositary, which will be a clearing agent registered under the Exchange Act. The permanent global Security will be registered in the name of the Depositary or a nominee of the Depositary.

  Ownership of beneficial interests in a permanent global Security representing Book-Entry Securities will be limited to institutions that have accounts with the Depositary or its nominee ("participants") or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in such a permanent global Security only will be evidenced by, and the transfer of that ownership interest only will be effected through, records maintained by the Depositary or its nominee for such permanent global Security. Ownership of beneficial interest in such a permanent global Security by persons that hold through participants only will be evidenced by, and the transfer of that ownership interest within such participant only will be effected through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in such a permanent global Security.

  Payment of principal of and any premium and interest on Book-Entry Securities represented by any permanent global Security registered in the name of or held by the Depositary or its nominee will be made in the Depositary or its nominee, as the case may be, as the registered owners and Holder of the permanent global Security representing such Book-Entry Securities. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the Depositary's records or any participant's records relating to or payments made on account of beneficial ownership interests in a permanent global Security representing such Book-Entry Securities or for maintaining, supervising or reviewing any of the Depositary's records or any participant's records relating to such beneficial ownership interests. Payments by participants to owners of beneficial interests in a permanent global Security held through such participants will be governed by the Depositary's procedures, as is now the case with securities held for the accounts of customers registered in "street name," and will be the sole responsibility of such participants.

  No permanent global Security described above may be transferred except as a whole by the Depositary for such permanent global Security to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary.

  A permanent global Security representing Book-Entry Securities is exchangeable for definitive Debt Securities in registered form, of like tenor and of an equal aggregate principal amount, only if (a) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such permanent global Security or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act, (b) the Company in its sole discretion determines that such permanent global Security shall be exchangeable for definitive Debt Securities in registered form or (c) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities. Any permanent global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable in whole for definitive Debt Securities in registered form, of like tenor and of an equal aggregate principal amount, and, unless otherwise specified in the Prospectus Supplement relating thereto, in denominations of $1,000 and integral multiples thereof. Such definitive Debt Securities shall be registered in the name or names of such person or persons as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from its participants with respect to ownership of beneficial interests in such permanent global Security.

  Except as provided above, owners of beneficial interests in such permanent global Security will not be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered the Holders thereof for any purpose under the Indenture, and no permanent global Security representing Book-Entry Securities shall be exchangeable, except for another permanent global Security of like denomination and tenor to be registered in the name of the Depositary or its nominee. Accordingly, each person owning a beneficial interest in such permanent global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or an owner of a beneficial interest in such permanent global Security desires to give or take any action that a Holder is entitled to give or take under the Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participant to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

DEFEASANCE OF OFFERED DEBT SECURITIES OR CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

  Defeasance and Discharge. The Indenture provides that the terms of any series of Debt Securities may provide that the Company will be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and hold moneys for payment in trust) upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations or, in the case of Debt Securities denominated in foreign currencies, money and/or Foreign Government Securities, which, through the payment of interest and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of principal (and premium, if any) and interest on, and any mandatory sinking fund payments in respect of, the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. Such discharge may only occur if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to Holders of the Debt Securities of such series; and such discharge will not be applicable to any Debt Securities of such series then listed on the New York Stock Exchange or any other securities exchange if the provision would cause said Debt Securities to be de-listed as a result thereof. (Section 403)

  Defeasance of Certain Covenants. The Indenture provides that the terms of any series of Debt Securities may provide the Company with the option to omit to comply with certain restrictive covenants described in Sections 1008 and 1009 of the Indenture. The Company, in order to exercise such option, will be required to deposit with the Trustee money and/or U.S. Government Obligations or, in the case of Debt Securities denominated in foreign currencies, money and/or Foreign Government Securities, which, through the payment of interest and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay principal (and premium, if any) and interest on, and any mandatory sinking fund payments in respect of, the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. The Company will also be required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related covenant defeasance will not cause the Holders of the Debt Securities of such series to recognize income, gain or loss for federal income tax purposes. (Section 1010) In the event the Company exercises this option and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations or Foreign Government Securities, as the case may be, on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

  The Prospectus Supplement will state if any defeasance provision will apply to the Offered Debt Securities.

TRUSTEE

  The Trustee may resign or be removed with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to such series. (Section 610) In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee (Section 611), and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Securities for which it is Trustee.

  The Company maintains customary banking relationships with the Trustee.

                             PLAN OF DISTRIBUTION

  The Company may sell the Debt Securities being offered hereby in four ways:
(i) directly to purchasers, (ii) through agents, (iii) through underwriters, and (iv) through dealers.

  Offers to purchase Debt Securities may be solicited directly by the Company or by agents designated by the Company from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered, will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment. The Company shall have the sole right to accept offers to purchase Debt Securities and may reject any proposed offer in whole or in part. Agents shall have the right, in their sole discretion, to reject any offer received by them to purchase the Debt Securities in whole or in part. Agents may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  If an underwriter or underwriters are utilized in the sale of the Debt Securities in respect of which this Prospectus is delivered, the Company will execute an underwriting agreement with such underwriters at the time of the sale to them and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Debt Securities in respect of which this Prospectus is delivered to the public. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

  If a dealer is utilized in the sale of the Debt Securities in respect of which this Prospectus is delivered, the Company will sell such Debt Securities to the dealer, as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale. Dealers may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

  If the Company offers and sells Debt Securities directly to a purchaser or purchasers in respect of which this Prospectus is delivered, purchasers involved in the reoffer or resale of such Debt Securities, if such purchasers in respect thereof may be deemed to be underwriters as that term is defined in the Securities Act, will be named and the terms of such reoffers or resales will be set forth in a Prospectus Supplement. Such purchasers may then reoffer and resell such Debt Securities to the public or otherwise at varying prices to be determined by such purchasers at the time of resale or as otherwise described in the Prospectus Supplement. Purchasers of Debt Securities directly from the Company may be entitled under agreements which they may enter into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may engage in transactions with or perform services for the Company in the ordinary course of their business or otherwise.

  The place and time of delivery for the Debt Securities in respect of which this Prospectus is delivered will be as set forth in the Prospectus Supplement.

                                    EXPERTS

  The consolidated balance sheets of the Company as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, have been audited by Coopers & Lybrand L.L.P., independent public accountants, as indicated in their report with respect thereto, dated February 1, 1995, and are incorporated by reference herein in reliance upon the authority of Coopers & Lybrand L.L.P. as experts in accounting and auditing.

                        VALIDITY OF THE DEBT SECURITIES

  The validity of the Debt Securities offered hereby will be passed upon for the Company by Sinkler & Boyd, P.A., Columbia, South Carolina, general counsel to the Company, and Sullivan & Cromwell, New York, New York, special counsel to the Company, and for any underwriter, dealer or agent by Davis Polk & Wardwell, New York, New York. In rendering their opinions, Sullivan & Cromwell and Davis Polk & Wardwell may rely on Sinkler & Boyd, P.A., as to certain matters of South Carolina law, and Sinkler & Boyd, P.A. may rely on Sullivan & Cromwell as to certain matters of New York law. Various attorneys in the firms of Sinkler & Boyd, P.A., and of Sullivan & Cromwell and members of their immediate families own or have beneficial interests in shares of the Company's common stock.